January 30, 2014

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Calvert SAGE Fund 333-152031 and 811-22212

Ladies and Gentlemen:

     As counsel to Calvert Investments, Inc., it is my opinion that the securities being registered by Post-Effective Amendment No. 15 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert SAGE Fund (the "Fund"), including its Articles of Incorporation, other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, or authorities as I deemed necessary to form the basis of this opinion.

     I therefore consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 15 to its Registration Statement.

Sincerely,

/s/Lancelot A. King

Lancelot A. King
Associate General Counsel